Jay Williamson

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Western Asset Global High Income Fund Inc.

Registration Statement on Form N-14

File Nos. 333-209666 and 811-21337

June 10, 2016

Dear Mr. Williamson:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Western Asset Global High Income Fund Inc. hereby requests acceleration of the effective date of the above captioned Registration Statement on Form N-14 so that it will be become effective by 5:00 p.m., Eastern Time, on Monday, June 13, 2016 or as soon as possible thereafter.

WESTERN ASSET GLOBAL HIGH INCOME FUND INC.

/s/ George P. Hoyt
Name: George P. Hoyt Title: Assistant Secretary